March 7, 2016

Via EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: David Link

Dear Sir:

Re:	Valmie Resources, Inc. (the “company”)
Amendment No. 2 Registration Statement on Form S-1
Filed February 5, 2016
File No. 333-206727

I am the sole officer and director of the company and have prepared this letter in response to a comment letter issued by the SEC on February 19, 2016. My response is as follows, with capitalized terms used but not defined herein having the meanings ascribed to such terms in the registration statement:

General

1.	Please update your executive compensation disclosure to include compensation disclosure for the fiscal year ended November 30, 2015.

Response: The company has updated its executive compensation disclosure as requested.

Consolidated Financial Statements, page F-1

2.	Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

Response: The company has updated its financial statements as requested.

Notes to Consolidated Financial Statements, page 7

9. Intangible Assets, page F-9

3.	We note the revisions to your financial statements and footnote disclosures in response to prior comment 8. It appears you accounted for the Vertitek transaction as an asset acquisition and recognized identifiable intangible assets of $2,777,145. Please disclose the nature of the intangible assets acquired and provide the disclosures required by paragraphs 50-1 and 50-2 of ASC 350-30-50.

Response: The company’s financial statements for the year ended November 30, 2015 included in the registration statement reflect the impairment of the intangible assets as of that date to a value of $0. The company has correspondingly provided the disclosures required by the applicable paragraphs of ASC 350-30-50 in the notes to those financial statements and, more generally, in the body of the registration statement.

* * * * *

On behalf of the company, I acknowledge that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any further questions or comments.

Yours truly,

/s/ Gerald B. Hammack
Gerald B. Hammack